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                                    FORM 8-A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              GENEVA STEEL COMPANY
                    -----------------------------------------
             (Exact name of registrant as specified in its charter)


                  UTAH                                   93-0942346
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(State of incorporation or  organization)  (I.R.S. Employer Identification No.)



 10 SOUTH GENEVA ROAD, VINEYARD, UTAH                                 84058
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(Address of principal executive offices)                            (Zip Code)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:



                                                 Name of each exchange on which
              Title of each class                      each class is to be
              to be so registered                          registered
          -----------------------------              -----------------------
          Series A Junior Participating              New York Stock Exchange
          Preferred Stock Purchase
          Rights



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                                     None
                                ----------------
                                (Title of Class)


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
_____________________ (if applicable)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

                 On May 19, 1997, the Board of Directors of Geneva Steel Company (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Class A Common Stock, without par value (the "Class A Common Shares"), of the Company, and a dividend of one-tenth of one Right for each outstanding share of Class B Common Stock, without par value (the "Class B Common Shares" and, together with the Class A Common Shares, the "Common Shares"), of the Company. The dividend is payable on May 19, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (the "Preferred Shares"), of the Company at a price of $28 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Security Bank of Utah, N.A., as Rights Agent (the "Rights Agent"), a copy of which is filed as Exhibit 99.1 to this Form 8-A.

                 Until the earlier to occur of (i) the tenth day after a public announcement that a person or group of affiliated or associated persons, other than an Exempt Person (as defined below) have acquired beneficial ownership of 15% or more of the outstanding Class A Equivalent Shares (as defined below) (such person or group of affiliated or associated persons being hereinafter referred to as an "Acquiring Person") or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement by any person (other than an Exempt Person) of, or announcement of an intention of any person (other than an Exempt Person) to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Class A Equivalent Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate together with a copy of the Summary of Rights in substantially the form of Exhibit C to the Rights Agreement. A "Class A Equivalent Share" means either one Class A Common Share or ten Class B Common Shares. An "Exempt Person" means Joseph A. Cannon or Robert J. Grow (or any affiliate or associate of such persons and certain transferees), the Company, any subsidiary of the Company, any employee benefit plan of the Company or a subsidiary of the Company, or any other entity holding shares for or pursuant to any such plan.

                 The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.





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                 The Rights are not exercisable until the Distribution Date.
The Rights will expire on May 19, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

                 The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

                 The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                 A complete description of the Preferred Shares is set forth in the Articles of Amendment to the Articles of Incorporation of Geneva Steel Company, dated May 29, 1997 (the "Articles of Amendment"), a copy of which is filed as Exhibit 99.2 to this Form 8-A. Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Except as otherwise required by law, holders of Preferred Shares will have no voting rights. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                 Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

                 In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will





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thereafter be void), will thereafter have the right to receive upon exercise that number of Preferred Shares having a value of two times the exercise price of the Right.

                 At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one one-hundredth of a Preferred Share, per Right (subject to adjustment).

                 With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company may, but shall not be required, to issue fractional Preferred Shares (other than fractions which are integral multiples of one-hundredth of a Preferred Share). In the event the Board of Directors, in its sole discretion, elects not to issue fractions of Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts), then in lieu of fractional Preferred Shares that are not integral multiples of one one-hundredth of a Preferred Share, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                 At any time prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                 The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Class A Equivalent Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than an Exempt Person) and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

                 Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to receive dividends.

                 The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Company's Board prior to the time that any person or group has acquired beneficial ownership of 15% or more of the Class A Equivalent Shares, since until that time the rights may be redeemed by the Company at a price of $.0001 per Right.





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                 A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights and the Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Articles of Amendment, each of which is hereby incorporated herein by reference.




























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ITEM 2.  EXHIBITS.

The following items are filed as exhibits to the registration statement:


            Exhibit No.                      Description of Document
            -----------                      -----------------------



               99.1 Rights Agreement dated as of May 19, 1997, between Geneva Steel Company and Rights Agent, including Exhibit A (Form of Articles of Amendment to the Articles of Incorporation designating the Series A Junior Participating Preferred Stock), Exhibit B, (Form of Right Certificate) and Exhibit C (Summary of Rights to Purchase Preferred Shares)


               99.2 Articles of Amendment to the Articles of Incorporation of Geneva Steel Company, dated May 29, 1997


               99.3 Form of Rights Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 99.1)


               99.4 Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit C to Rights Agreement filed as Exhibit 99.1)












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                                    SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          GENEVA STEEL COMPANY (Registrant)



Date:  November 15, 1997                  By: /s/  Dennis L. Wanlass
                                              -----------------------------
                                              Dennis L. Wanlass
                                              Vice President, Treasurer and
                                              Chief Financial Officer






















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                                 EXHIBIT INDEX


            Exhibit No.               Description of Document
            -----------               -----------------------


               99.1 Rights Agreement dated as of May 19, 1997, between Geneva Steel Company and Rights Agent, including Exhibit A (Form of Articles of Amendment to the Articles of Incorporation designating the Series A Junior Participating Preferred Stock), Exhibit B, (Form of Right Certificate and Exhibit C (Summary of Rights to Purchase Preferred Shares)


               99.2 Articles of Amendment to the Articles of Incorporation of Geneva Steel Company, dated May 29, 1997


               99.3 Form of Rights Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 99.1)


               99.4 Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit C to Rights Agreement filed as Exhibit 99.1)















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